UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Cronos Group

(Name of Issuer)

Common Shares, par value $2.00 per share

(Title of Class of Securities)

L20708 10 0

(Cusip Number)

David S. Richter
Waveland Capital Management, L.P.
227 West Monroe, Suite 4800
Chicago, Illinois 60606
(312) 739-2138

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708-10-0

1.	Name of Reporting Person Waveland Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 673,909

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 673,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,909 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.15%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. L20708-10-0

1.	Name of Reporting Person Waveland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 673,909

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 673,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,909 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.15%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. L20708-10-0

1.	Name of Reporting Person Clincher Capital Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 673,909

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 673,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,909 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.15%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L20708-10-0

1.	Name of Reporting Person Waveland Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 506,788

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 506,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 506,788 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.88%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L20708-10-0

1.	Name of Reporting Person Waveland Partners, Ltd.		I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 506,788

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 506,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 506,788 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.88%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L20708-10-0

1.	Name of Reporting Person Waveland International, Ltd.		I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 119,597

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 119,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,597 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.62%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L20708-10-0

1.	Name of Reporting Persons Waveland Investments, LLC		I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L20708-10-0

1.	Name of Reporting Persons Dennis M. Zaslavsky		I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D amends the Schedule 13D dated February 2, 1998, and amended on August 26, 1998, July 8, 1999 and December 13, 2001, filed by Waveland Partners, L.P., an Illinois limited partnership (“Waveland Partners”), Waveland Capital Management, L.P., an Illinois limited partnership (“Waveland Capital Management”) and Clincher Capital Corporation, an Illinois corporation (“Clincher” and collectively the “Reporting Persons”) relating to the Common Shares, par value $2.00 per share of The Cronos Group, a Luxembourg holding company (the “Issuer”).

This amendment is being filed by Waveland Investments, LLC, a Delaware limited liability company (“Waveland Investments”) and Dennis M. Zaslavsky, a citizen of Illinois and the sole manager of Waveland Investments (“Mr. Zaslavsky” and collectively, the “New Reporting Persons” and together with the Reporting Persons listed above, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”).

Item 2.	Identity and Background
Item 2 is amended in pertinent part as follows:

(a)-(c) The New Reporting Persons have their principal offices at 1850 Second Street, Suite 201, Highland Park, Illinois 60035. Waveland Investments' principal business is private investments. Mr. Zaslavsky's principal occupation is as the sole manager of Waveland Investments.

(d) During the last five years, neither of the New Reporting Persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither of the New Reporting Persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
Item 4 is amended and restated as follows:

The Reporting Persons routinely monitor the performance of their investments in the Issuer. In this connection, the Reporting Persons intend to continuously evaluate the Issuer's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs, and its strategic alternatives, including a possible sale of the Issuer, to third parties or one or more of the Reporting Persons, and the interests of other stockholders in participating in such transactions. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares or may dispose of any and all Common Share s held by them. The Reporting Persons may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Issuer, including business combination transactions, which could involve one of more of the Reporting Persons as acquirer. In connection therewith, the Reporting Persons may retain financial and other advisors and may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Issuer concerning the matters addressed in the preceding sentence, and may enter into agreements with the Issuer in connection with those negotiations and proposals, including confidentiality, standstill and/or other arrangements. The Reporting Persons may also seek to either designate a representative to act as an observer to the Issuer's board of directors or may seek to cause one or more representatives of the Reporting Persons to be appointed to serve on the Issuer's board of directors.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended in pertinent part as follows:

(a)-(c) The New Reporting Persons do not own any Common Shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, all or some of the Reporting Persons may be deemed to be acting as a “group” comprised of one or more of the other Reporting Persons. By reason of the provisions of Rule 13d-5 under the Act, a group, if any, consisting of these entities may be deemed to own all Common Shares of the Issuer beneficially owned by each other Reporting Person who is a member of such group. The New Reporting Persons do not affirm the existence of such a group and disclaim beneficial ownership of the Common Shares beneficially owned by the other Reporting Persons. As of the date of this report the New Reporting Persons do not own any Common Shares.

(d) In the last sixty days, no New Reporting Person has acquired any Common Shares, either directly or indirectly.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2003

WAVELAND PARTNERS, L.P. By: Waveland Capital Management, L.P. Its: General Partner By: Clincher Capital Corporation Its: General Partner

By: /s/ David S. Richter David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, L.P. By: Clincher Capital Corporation Its: General Partner

By: /s/ David S. Richter David S. Richter, President

CLINCHER CAPITAL CORPORATION

By: /s/ David S. Richter David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, LLC

By: /s/ David S. Richter David S. Richter, Manager

WAVELAND PARTNERS, LTD.

By: /s/ David S. Richter David S. Richter, Director

WAVELAND INTERNATIONAL, LTD.

By: /s/ David S. Richter David S. Richter, Director

WAVELAND INVESTMENTS, LLC

By: /s/ Dennis M. Zaslavsky Dennis M. Zaslavsky, Manager

By: /s/ Dennis M. Zaslavsky Dennis M. Zaslavsky